UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

XBIOTECH INC.

(Name of Subject Company (Issuer))

XBIOTECH INC.

(Name of Filing Person (Offeror and Issuer))

Common Shares, no par value

(Title of Class of Securities)

98400H102

(CUSIP Number of Class of Securities)

John Simard

President and Chief Executive Officer

5217 Winnebago Lane

Austin, TX 78744

(512) 386-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Brian P. Fenske

Norton Rose Fulbright US LLP

1301 McKinney Street, Suite 5100

Houston, TX 77010-3095

(713) 651-5151

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Final Amendment to Tender Offer Statement

This final amendment (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by XBiotech Inc., a British Columbia corporation (the “Company”), with the Securities and Exchange Commission on May 17, 2023 (the “Schedule TO”), relating to the offer by the Company to purchase up to an aggregate amount of $80,000,000 in value of its common shares, no par value per share (the “Shares”), at a price not greater than $4.00 nor less than $3.80 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 17, 2023 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Schedule TO, respectively, and on the website established for purposes of effectuating the offer (the “Offer Website”).

This Final Amendment is being filed by the Company to report the final results of the Offer, and should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the Offer Website. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended:

1.	The Company has received the results of the Offer, which expired at 5:00 p.m., Eastern Time, on June 15, 2023.

2.

Based on the final count by Computershare Trust Company, N.A., the depositary for the Offer, 3,561 Shares were validly tendered and not properly withdrawn prior to the expiration of the Offer, at or below the Final Purchase Price (as defined in the Offer to Purchase) of $4.00 per Share.

3.

In accordance with the terms and conditions of the Offer, the Company has accepted for purchase, 3,561 Shares at the Final Purchase Price of $4.00 per Share, for an aggregate purchase price of approximately $14,244 (excluding fees and expenses relating to the Offer).

4.	The number of Shares that the Company has accepted for purchase in the Offer represents less than 1% of the Company’s outstanding Shares as of June 20, 2023.

5.	Computershare Trust Company, N.A. will promptly pay for the Shares accepted for purchase.

Item 12. Exhibits.

Exhibit No.	Description

107	Filing Fee Table.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XBIOTECH INC.

By:	/s/ John Simard
Name:	John Simard
Title:	President and Chief Executive Officer

Date: June 20, 2023